

August 31, 2023

Joseph Reitmeier
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

> **Re: Lennox International Inc.**
> **Form 10-K For Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-15149**

Dear Joseph Reitmeier:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 21, 2023

General

1.   We note that you provided more expansive disclosure in your Environmental Social Governance Report 2021 ("ESG Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources;
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
- potential climate-related opportunities, such as the development of electric heat pumps and refrigerants with lower global warming potential.

3.   We note your disclosure that the effects of climate change include extreme weather events, long-term changes in temperature levels, and water availability. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
- quantification of weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

4.   Your ESG Report references the purchase of renewable energy credits ("RECs"). If material, please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or RECs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology